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                               April 27, 2023

       Michael Glimcher
       Chief Executive Officer
       BentallGreenOak Industrial Real Estate Income Trust, Inc.
       399 Park Avenue
       18th Floor
       New York, NY 10022

                                                        Re: BGO Industrial Real
Estate Income Trust, Inc.
                                                            Amendment No. 3 to
Draft Registration Statement on Form S-11
                                                            Submitted April 12,
2023
                                                            CIK No. 0001942722

       Dear Michael Glimcher:

              We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 3 to Draft Registration Statement on Form S-11

       How will your NAV per share be calculated?, page 14

   1.                                                   We note your disclosure
that your net asset value will be determined by SS&C
                                                        Technologies, Inc.
Please file the consent for this firm and identify this entity as an expert. Please refer to
Section 7(a) and Rule 436 of the Securities Act.
 Michael Glimcher
BentallGreenOak Industrial Real Estate Income Trust, Inc.
April 27, 2023
Page 2

       You may contact William Demarest at 202-551-3432 or Wilson Lee at 202-551-3468 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                            Sincerely,
FirstName LastNameMichael Glimcher
                                                      Division of Corporation
Finance
Comapany NameBentallGreenOak Industrial Real Estate Income Trust, Inc.
                                                      Office of Real Estate &
Construction
April 27, 2023 Page 2
cc:       Daniel B. Honeycutt, Esq.
FirstName LastName